EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report – receipt of offers for the exchange of Debentures (Series B) of D.B.S. Satellite
Services (1998) Ltd. with Debentures (Series 6 and 10) of the Company

The Company hereby provides notification that on May 23, 2017, the Company conducted a process for the receipt of offers from holders of the Debentures (Series B) of the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“D.B.S.” and “D.B.S. Debentures”) which are traded on the TACT Institutional system of the Tel Aviv Stock Exchange Ltd. (“TASE”) for the exchange of such Debentures with Debentures (Series 6 and 10) of the Company, by way of a non-uniform offering pursuant to Regulation 11(a)(3) of the Securities Regulations (Manner of Offering Securities to the Public), 5767-2007.

In accordance with the results of such process, the Company intends to exchange D.B.S. Debentures in an aggregate of approximately NIS 530 million par value with Debentures (Series 6 and 10) of the Company, as follows:

1.	The exchange of NIS 125,000,000 par value of D.B.S. Debentures for NIS 125,750,000 par value of Debentures (Series 6) of the Company; i.e. an exchange ratio of NIS 1.006 par value of Debentures (Series 6) of the Company for every NIS 1 par value of D.B.S. Debentures.

2.	The exchange of NIS 404,789,613 par value of D.B.S. Debentures for NIS 446,887,733 par value of Debentures (Series 10) of the Company; i.e. an exchange ratio of NIS 1.104 par value of Debentures (Series 10) of the Company for every NIS 1 par value of D.B.S. Debentures (“Exchange Ratio for Debentures 10”).

The Company intends to enable the remaining holders of D.B.S. Debentures, over the course of the trading day of May 24, 2017, to notify it of their desire to exchange additional D.B.S. Debentures against issuance of Debentures (Series 10) of the Company, in accordance with the Exchange Ratio for Debentures 10. Accordingly, the number of D.B.S. Debentures actually exchanged for Debentures (Series 10) of the Company may be higher than the foregoing.

It is clarified that the issuance of Debentures (Series 6 and 10) and the actual exchange are dependent on the publication of a shelf offering report by the Company after receiving a permit for the shelf offering report from the Israel Securities Authority, and after receiving TASE’s approval to list the offered securities for trading. In addition, as stated in the Company’s report of May 18, 2017, the Company intends to offer to the public additional Debentures (Series 9) of the Company by way of expanding the series, subject to the final approval of the Company’s Board of Directors, publication of a shelf offering report and receipt of TASE’s approval to list the securities.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.